UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 4

                                Unify Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    904743101
                                 (CUSIP Number)

                            Ernest C. Mysogland, Esq.
                         Halo Technology Holdings, Inc.
                         200 Railroad Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 422-2950
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 13, 2006
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 904745101                                                  Page 2 of 7
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
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Halo Technology Holdings, Inc.
          I.R.S. Identification No.: 88-0467845

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                         (a) |_|
                                                                                                                      (b) |X|

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3         SEC USE ONLY


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4         SOURCE OF FUNDS (See Instructions)
              OO

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
               State of Nevada

--------- ----------------------------------------------------------------------------------------------------------------------
---------------------------- ------ --------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                    0
         NUMBER OF
                             ------ --------------------------------------------------------------------------------------------
                             ------ --------------------------------------------------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY                 0
         OWNED BY
                             ------ --------------------------------------------------------------------------------------------
                             ------ --------------------------------------------------------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING                  0
          PERSON
                             ------ --------------------------------------------------------------------------------------------
                             ------ --------------------------------------------------------------------------------------------
           WITH              10     SHARED DISPOSITIVE POWER
                                    0

                             ------ --------------------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 (1)

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                      |X|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     (2)

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14        TYPE OF REPORTING PERSON (See Instructions)
                     CO

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 (1) As described below, Halo Technology Holdings, Inc. ("Halo") may be deemed to be part of a group with David M. Howitt due to the relationship between the parties. Halo expressly disclaims beneficial ownership of the 59,000 shares of Common Stock that are owned by Mr. Howitt. Thus, such shares of Common Stock are not included in the amounts set forth above. Also see Items 3 and 4 below.
(2) See Item 4 below.

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CUSIP No. 904745101                                                  Page 3 of 7
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--------- ------------------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          David M. Howitt

--------- ------------------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                            (a)|_|
                                                                                                                         (b)|X|

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3         SEC USE ONLY


--------- ------------------------------------------------------------------------------------------------------------------------
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4         SOURCE OF FUNDS (See Instructions)
              PF

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                               |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

--------- ------------------------------------------------------------------------------------------------------------------------
---------------------------- ------ ----------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                    59,000
         NUMBER OF
                             ------ ----------------------------------------------------------------------------------------------
                             ------ ----------------------------------------------------------------------------------------------
          SHARES             8       SHARED VOTING POWER
       BENEFICIALLY                 0
         OWNED BY
                             ------ ----------------------------------------------------------------------------------------------
                             ------ ----------------------------------------------------------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING                  59,000
          PERSON
                             ------ ----------------------------------------------------------------------------------------------
                             ------ ----------------------------------------------------------------------------------------------
           WITH              10     SHARED DISPOSITIVE POWER
                                    0

                             ------ ----------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          59,000

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                                                                             |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     *

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14        TYPE OF REPORTING PERSON (See Instructions)
                     IN

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*Less than one percent


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CUSIP No. 904745101                                                  Page 4 of 7
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ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 (the "Common Stock"), of Unify Corporation, a Delaware corporation (sometimes referred to herein as "Issuer" or "Unify"). The principal executive offices of Unify are located at 2101 Arena Blvd., Suite 100, Sacramento, California 95834-1875.

ITEM 2.  IDENTITY AND BACKGROUND

(a) The name of the persons filing this statement are Halo Technology Holdings, Inc., a Nevada corporation ("Halo") and David M. Howitt ("Howitt"). Halo and
Howitt are sometimes referred to in this Statement as the "Reporting Persons".
The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k) under the Act.

(b) The address of Halo's principal executive offices is 200 Railroad Avenue, Third Floor, Greenwich, Connecticut 06830. Howitt's principal business address is c/o Meriwether Group, 2701 North Vaughn Street, Suite 435, Portland, Oregon.

(c) Halo is a global provider of a diversified range of enterprise software solutions. Howitt is the President of the Meriwether Group.

(d) Neither the Reporting Persons nor, to the Reporting Persons' knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(d).

(e) Neither the Reporting Persons nor, to the Reporting Persons' knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(e).

(f) To the Reporting Persons' knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Halo as of the date hereof.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 14, 2006, Howitt purchased 59,000 shares of Common Stock using personal funds for an aggregate purchase price of $25,960.

ITEM 4.  PURPOSE OF TRANSACTION

(a) - (b)

         On March 14, 2006, Halo entered into an Agreement and Plan of Merger
(the "Merger Agreement") by and among UCA Merger Sub, Inc. ("Merger Sub"), a wholly-owned subsidiary of Halo, and Unify. The Merger Agreement was subsequently amended on May 24, 2006 ("Amendment No. 1") and July 5, 2006
("Amendment No. 2"). Pursuant to the Merger Agreement, subject to the conditions set forth therein (including approval of the transaction by the shareholders of Unify), Merger Sub was to be merged with and into Unify (the "Merger"), with Unify surviving the Merger as a wholly-owned subsidiary of Halo.

         As an inducement for Halo to enter into the Merger Agreement and in consideration thereof, each of Special Situations Funds, AWM Investment Company,
Inc. and Diker Management LLC and any entity owned or controlled by any of them
(collectively, the "Shareholders"), each a shareholder of Unify, entered into a shareholder voting agreement (the "Stockholder Agreement") with Halo. Pursuant to the terms of the Stockholder Agreement, the Shareholders agreed to vote
10,108,268 shares of Common Stock and any shares which might be issued to them prior to the consummation of the Merger at exercise of any warrants to purchase
2,272,714 shares by the Shareholders. The aggregate number of shares covered by the Stockholder Agreement (including exercise of the warrants) is equal to 12,380,982 shares, which represents approximately 42% of the shares of Common
Stock deemed to be outstanding pursuant to Rule 13d-3 of the Act.

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CUSIP No. 904745101                                                  Page 5 of 7
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         On September 13, 2006, Halo, Merger Sub and Unify entered into an agreement terminating the Merger Agreement (the "Termination Agreement").
Pursuant to its terms, the Stockholder Agreement terminated upon the termination of the Merger Agreement.

(c) Not applicable.

(d) Not applicable

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

         References to, and descriptions of, the Merger Agreement and the Stockholder Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder
Agreement, respectively, included as Exhibits 1 and 2, respectively, to the
Schedule 13D filed with the SEC on March 23, 2006, and incorporated in this Item
4 in their entirety where such references and descriptions appear. Amendment No.
1 and Amendment No. 2 were filed as Exhibit 10.123 to Halo's Current Report on
Form 8-K filed May 24, 2006 and Exhibit 10.125 to Halo's Current Report on Form
8-K filed July 11, 2006, respectively, and the Termination Agreement was filed as Exhibit 10.131 to Halo's Current Report on Form 8-K filed September 19, 2006.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
-------  ------------------------------------

(a) - (b) Because of the termination of the Stockholder Agreement, Halo does not beneficially own any shares of Common Stock. Howitt owns directly 59,000 shares of common stock of Unify.

(c) To the knowledge of the Reporting Persons, other than the termination of the Stockholder Agreement, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities of Unify.

(e) On September 13, 2006 Halo, Merger Sub and Unify entered into the
Termination Agreement thereby terminating the Stockholder Agreement. Halo currently owns no outstanding common stock of Unify and as a result is no longer a beneficial owner required to file a Schedule 13D. Howitt currently owns less than one percent of the outstanding common stock of Unify and as a result is no longer a beneficial owner required to file a Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings, or relationships between the person named in Item 2 and any person with respect to any securities of Unify, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.


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CUSIP No. 904745101                                                  Page 6 of 7
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  October 17, 2006

Halo Technology Holdings, Inc.

By:/s/ Ernest C. Mysogland
  ----------------------------------
         Ernest C. Mysogland
         Chief Legal Officer



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CUSIP No. 904745101                                                  Page 7 of 7
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                                   SCHEDULE A

       Executive Officers and Directors of Halo Technology Holdings, Inc.
       ------------------------------------------------------------------

The following tables set forth the name, business address and present principal occupation or employment of each executive officer and director of Halo. The business address of each executive officer is c/o Halo Technology Holdings, Inc., 200 Railroad Avenue,
Third Floor, Greenwich, Connecticut 06830.


EXECUTIVE OFFICERS

--------------------------------------------------- ---------------------------------------------------------------------------
Name                                                Present Principal Occupation
----                                                ----------------------------
--------------------------------------------------- ---------------------------------------------------------------------------
Rodney A. Bienvenu, Jr.                             Chairman of the Board (Director) and CEO
--------------------------------------------------- ---------------------------------------------------------------------------
Mark Finkel                                         President and Chief Financial Officer
--------------------------------------------------- ---------------------------------------------------------------------------
Ernest C. Mysogland                                 Chief Legal Officer, Executive Vice President and Secretary
--------------------------------------------------- ---------------------------------------------------------------------------
Jeff Bailey                                         Chief Executive Officer of Halo subsidiary Gupta Technology Holdings, LLC
--------------------------------------------------- ---------------------------------------------------------------------------
Takeshi Taniguchi                                   Controller
--------------------------------------------------- ---------------------------------------------------------------------------

DIRECTORS

------------------------------------------------ ---------------------------------------------------------------------
Name                                             Present Principal Occupation
----                                             ----------------------------
------------------------------------------------ ---------------------------------------------------------------------
Rodney A. Bienvenu, Jr.                          Chairman of the Board (Director) and CEO

------------------------------------------------ ---------------------------------------------------------------------
John A. Boehmer                                  Managing Partner, Barlow Group
                                                 One Dock Street, Suite 402
                                                 Stamford, CT 06902

------------------------------------------------ ---------------------------------------------------------------------
David M. Howitt                                  President, Meriwether Group
                                                 2701 North Vaughn Street, Suite 435
                                                 Portland, Oregon

------------------------------------------------ ---------------------------------------------------------------------
John L. Kelly                                    Managing Director, JL Thornton & Co., LLC
                                                 712 Fifth Avenue
                                                 New York, NY 10019

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Gordon O. Rapkin                                 President and CEO, Protegrity Corporation, Inc.
                                                 15 Bank Street
                                                 Stamford, CT 06901
------------------------------------------------ ---------------------------------------------------------------------


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